Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCING REPORTING STANDARD

The financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Consolidated Balance Sheet	As of December 31, 2021
	Amounts in thousands of Renminbi (“RMB”)
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	3,806,243	—	—	—	(3,784,709)	21,534
Loans receivable, net	9,844,481	—	(19,647)	—	—	9,824,834
Total current assets	27,757,223	—	(19,647)	—	(3,784,709)	23,952,867
Non-current assets:
Financial assets receivable, net-noncurrent	597,965	—	—	—	(597,965)	—
Loans receivable, net-noncurrent	2,859,349	83,143	(626)	—	—	2,941,866
Deferred tax assets	834,717	122,942	—	—	(89,419)	868,240
Total non-current assets	5,747,772	206,085	(626)	—	(687,384)	5,265,847
TOTAL ASSETS	33,504,995	206,085	(20,273)	—	(4,472,093)	29,218,714
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Guarantee liabilities-stand ready	4,818,144	—	—	—	(4,818,144)	—
Guarantee liabilities-contingent	3,285,081	(523,076)	—	—	—	2,762,005
Other tax payable	241,369	—	(1,147)	—	—	240,222
Total current liabilities	14,143,186	(523,076)	(1,147)	—	(4,818,144)	8,800,819
Non-current liabilities:
Deferred tax liabilities	121,426	—	(3,288)	—	—	118,138
Total non-current liabilities	4,145,200	—	(3,288)	—	—	4,141,912
TOTAL LIABILITIES	18,288,386	(523,076)	(4,435)	—	(4,818,144)	12,942,731
SHAREHOLDERS’ EQUITY
Additional paid-in capital	5,672,267	—	—	67,637	—	5,739,904
Retained earnings	9,642,506	729,161	(15,838)	(67,637)	346,051	10,634,243
TOTAL QIFU TECHNOLOGY INC EQUITY	15,203,863	729,161	(15,838)	—	346,051	16,263,237
TOTAL EQUITY	15,216,609	729,161	(15,838)	—	346,051	16,275,983
TOTAL LIABILITIES AND EQUITY	33,504,995	206,085	(20,273)	—	(4,472,093)	29,218,714

Consolidated Statement of Operations	Year ended December 31, 2021
	Amounts in thousands of Renminbi (“RMB”)
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Expected credit Losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial Guarantee, net of tax
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	10,189,167	—	(15,219)	—	—	10,173,948
Financing income	2,184,128	—	(15,219)	—	—	2,168,909
Total net revenue	16,635,645	—	(15,219)	—	—	16,620,426
Operating costs and expenses:
Facilitation, origination and servicing	2,252,157	—	—	27,600	—	2,279,757
Sales and marketing	2,090,374	—	—	5,654	—	2,096,028
General and administrative	557,295	—	—	2,981	—	560,276
Provision for loans receivable	965,419	(80,162)	—	—	—	885,257
Provision for financial assets receivable	243,946	—	—	—	(199,924)	44,022
Provision for contingent liabilities	3,078,224	191,412	—	—	—	3,269,636
Total operating costs and expenses	9,849,446	111,250	—	36,235	(199,924)	9,797,007
Income from operations	6,786,199	(111,250)	(15,219)	(36,235)	199,924	6,823,419
Income before income tax expense	7,022,709	(111,250)	(15,219)	(36,235)	199,924	7,059,929
Income tax expense	(1,258,196)	19,932	2,727	—	(35,819)	(1,271,356)
Net income	5,764,513	(91,318)	(12,492)	(36,235)	164,105	5,788,573
Net income attributable to ordinary shareholders of the Company	5,781,725	(91,318)	(12,492)	(36,235)	164,105	5,805,785

Consolidated Balance Sheet	As of December 31, 2022
	Amounts in thousands of Renminbi (“RMB”)
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	2,982,076	—	—	—	(2,966,528)	15,548
Amounts due from related parties	394,872	—	—	—	(33,296)	361,576
Loans receivable, net	15,347,662	—	(88,430)	—	—	15,259,232
Total current assets	34,097,466	—	(88,430)	—	(2,999,824)	31,009,212
Non-current assets:
Financial assets receivable, net-noncurrent	688,843	—	—	—	(688,843)	—
Amounts due from related parties	33,236	—	—	—	(6,720)	26,516
Loans receivable, net-noncurrent	3,136,994	137,155	(44,120)	—	—	3,230,029
Deferred tax assets	1,019,171	72,932	—	—	(132,927)	959,176
Total non-current assets	6,245,704	210,087	(44,120)	—	(828,490)	5,583,181
TOTAL ASSETS	40,343,170	210,087	(132,550)	—	(3,828,314)	36,592,393
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Guarantee liabilities-stand ready	4,120,346	—	—	—	(4,120,346)	—
Guarantee liabilities-contingent	3,418,391	(790,950)	—	—	—	2,627,441
Other tax payable	182,398	—	(7,502)	—	—	174,896
Total current liabilities	16,749,918	(790,950)	(7,502)	—	(4,120,346)	11,831,120
Non-current liabilities:
Deferred tax liabilities	100,835	—	(19,744)	—	—	81,091
Total non-current liabilities	4,661,955	—	(19,744)	—	—	4,642,211
TOTAL LIABILITIES	21,411,873	(790,950)	(27,246)	—	(4,120,346)	16,473,331
SHAREHOLDERS’ EQUITY
Additional paid-in capital	6,095,225	—	—	71,032	—	6,166,257
Retained earnings	12,803,684	1,001,037	(105,304)	(71,032)	292,032	13,920,417
TOTAL QIFU TECHNOLOGY INC EQUITY	18,847,156	1,001,037	(105,304)	—	292,032	20,034,921
TOTAL EQUITY	18,931,297	1,001,037	(105,304)	—	292,032	20,119,062
TOTAL LIABILITIES AND EQUITY	40,343,170	210,087	(132,550)	—	(3,828,314)	36,592,393

Consolidated Statement of Operations	Year ended December 31, 2022
	Amounts in thousands of Renminbi (“RMB”)
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Expected credit Losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial Guarantee, net of tax
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,586,251	—	(105,922)	—	—	11,480,329
Financing income	3,487,951	—	(105,922)	—	—	3,382,029
Total net revenue	16,553,930	—	(105,922)	—	—	16,448,008
Operating costs and expenses:
Facilitation, origination and servicing	2,373,458	—	—	7,041	—	2,380,499
Sales and marketing	2,206,948	—	—	(640)	—	2,206,308
General and administrative	412,794	—	—	(3,006)	—	409,788
Provision for loans receivable	1,580,306	(54,012)	—	—	—	1,526,294
Provision for financial assets receivable	397,951	—	—	—	(280,032)	117,919
Provision for contingent liabilities	4,367,776	(267,874)	—	—	—	4,099,902
Total operating costs and expenses	12,081,746	(321,886)	—	3,395	(280,032)	11,483,223
Income from operations	4,472,184	321,886	(105,922)	(3,395)	280,032	4,964,785
Income before income tax expense	4,742,372	321,886	(105,922)	(3,395)	280,032	5,234,973
Income tax expense	(736,804)	(50,010)	16,457	—	(43,507)	(813,864)
Net income	4,005,568	271,876	(89,465)	(3,395)	236,525	4,421,109
Net income attributable to ordinary shareholders of the Company	4,024,173	271,876	(89,465)	(3,395)	236,525	4,439,714

Notes:

(i)	Expected credit losses, net of tax

Under U.S. GAAP, ASC 326 requires recognition of allowances upon origination or acquisition of financial assets at an estimate to reflect expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model), and adjusted as of each subsequent reporting period. Under IFRS, in accordance with IFRS 9, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”) upon initial recognition. Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for loans receivable and guarantee liabilities to reflect the difference between IFRS 9 and ASC 326.

(ii)	Effective interest rate on loans receivable, net of tax

The Group recognizes revenue fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method under “financing income” in the consolidated statement of operations. Under U.S. GAAP, the effective interest rate is computed on the basis of the contractual cash flows over the contractual term of the loan. Under IFRS, the effective interest rate is computed on the basis of the estimated cash flows that are expected to be received over the expected life of a loan by considering all of the loan’s contractual terms (e.g., prepayment and similar options). Accordingly, the reconciliation includes a difference in financing income and loans receivable as a result.

(iii)	Share-based compensation

The Group granted options and restricted shares with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense. While under IFRS, the graded vesting method must be applied and in regard of forfeitures of the awards, the Group is required to estimate the forfeitures. Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of RMB 36,235 and RMB 3,395 for each of the years ended December 31, 2021 and 2022, respectively.

(iv)	Financial guarantee, net of tax

Under U.S. GAAP, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee liability is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. Under IFRS, according to IFRS 9 and IFRS 15, we chose to apply the accounting policy that guarantee premium receivable is accrued and the corresponding revenue recognized on a monthly basis as the service fees are due and collected by installment rather than upfront. After initial recognition, we subsequently measure the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

Tax impacts for each difference have been reflected in respective columns.